UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.1 )1

Friedman Industries, Incorporated

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

358435105

(CUSIP Number)

Milton C. Ault, III

AULT GLOBAL Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358435105

1	NAME OF REPORTING PERSONS Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 542,700
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 542,700
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.86%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 358435105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”) on May 14, 2021 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by AGH as reported on the Schedule 13D were purchased with working capital in open market purchases. AGH expended an aggregate of $4,031,563.85 for the purchase of the Shares.

The Shares acquired by AGH as reported on this Amendment No. 1 increased AGH’s aggregate expenditures by $1,321,112.34. Consequently, as of the date of this Amendment No. 1, AGH has expended an aggregate of $5,352,676.19 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 6,905,849 Shares outstanding, which is the total number of Shares outstanding as of February 16, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 22, 2021.

AGH

(a)	As of the close of business on May 21, 2021, AGH beneficially owned 542,700 Shares.

Percentage: Approximately 7.86%

(b)	1. Sole power to vote or direct vote: 542,700
2. Shared power to vote or direct vote: None
3. Sole power to dispose or direct the disposition: 542,700
4. Shared power to dispose or direct the disposition: None

(c)	AGH has not entered into any transactions in the Shares during the past sixty days except for the open market purchases conducted by its wholly-owned subsidiary Digital Power Lending, LLC set forth below.

Digital Power Lending, LLC

Digital Power Lending, a wholly-owned subsidiary of AGH, engaged in the following transactions in the Shares since May 14, 2021:

Date	Transaction	Quantity	Weighted Average Price
5-14-21	Purchase	15,200	$10.27
5-17-21	Sold	200	$10.25
5-18-21	Purchase	40,000	$10.46
5-19-21	Purchase	41,000	$10.31
5-20-21	Purchase	24,000	$10.57
5-21-21	Purchase	6,700	$10.77

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 358435105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    May 21, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault, III
Milton C. Ault, III Executive Chairman

DIGITAL POWER LENDING, LLC

By:	/s/ David Katzoff
David Katzoff Manager